

February 18, 2011

Via U.S. mail and facsimile to (415) 452-5149

Robert A. Massey
Chief Financial Officer and Senior Vice President
Hampden Bancorp, Inc.
19 Harrison Avenue
Springfield, MA 01102

      Re: Hampden Bancorp, Inc.
             Form 10-K for the fiscal year ended June 30, 2010
             Form 10-Q for the fiscal period ended December 31, 2010
             File No. 001-33144

Dear Mr. Massey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended December 31, 2010

Item 1. Financial Statements

Note 7. Securities Available for Sale, page 13

1.   Regarding your available for sale marketable equity securities, please address the following. Refer to ASAC 320-10-S99-1 for guidance, as needed.

      a. Provide us with a listing of your equity securities that are in an unrealized position at December 31, 2010, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position;

      b. Provide us with your OTTI analysis of these securities that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment;

      c. Discuss in more detail the assumptions and estimates included in your OTTI analysis and how it provides your basis for determining that the security will recover its cost basis; and

      d. Tell us the specific authoritative literature you used to support your OTTI accounting treatment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 19

2. We note your disclosure on page 20 that, as a substantial amount of your loan portfolio is collateralized by real estate, you use appraisals to value the underlying property of your collateral-dependent loans. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Non-Performing Assets, page 24

3. We note that you had a significant increase in impaired loans between the fiscal years ended June 30, 2009 and June 30, 2010, and another slight increase in impaired loans between June 30, 2010 and December 31, 2010. We also note that you had a significant increase in non-performing loans between the fiscal year ended June 30, 2010 and the fiscal quarter ended December 31, 2010. However, your allowance for loan losses remained relatively flat between June 30, 2010 and September 30, 2010 and decreased as of the period ended December 31, 2010, and your annualized net charge-offs and provision decreased for the same periods.

Please tell us and revise future filings, beginning with your Form 10-Q for the period ended March 31, 2011, to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses. In your disclosure, please provide an analysis of the specific and general components of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss. Additionally, please consider in your disclosure:

    a. Discussing in general the relationship between your non-performing and impaired loans and the allowance for loan losses;

    b. Discussing in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses;

    c. Discussing in detail the extent to which your non-performing and impaired loans are collateralized;

    d. Discussing how the specific change in delinquencies impacts your calculation of the allowance for loan losses; and

    e. Describing how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends.

4. Please tell us and revise future filings to enhance your disclosure surrounding your commercial and mortgage loans troubled debt restructurings (TDRs). In this regard, please address the following:

    a. Clarify whether you had any modified loans that you do not consider to be TDRs;

    b. If you hold modified loans which you do not consider to be TDRs at any period end, disclose your policy for classifying the modified loans as impaired or not impaired. Disclose, by loan category, the amount of modified loans that are also considered to be impaired;

    c. To the extent you have several different types of programs offered to your commercial and mortgage loan customers (e.g., temporary hardship concessions, permanent workout programs, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by concession type (e.g. forgiveness of principal, reduction in interest rate, extension of payments, etc.), loan category and performing versus nonperforming status;

    d. Your policy for classifying the modified loans as accrual or non-accrual at the time of modification. Specifically disclose all the factors you consider at the time a loan is modified to determine whether the loan should accrue interest.

        i. For those that accrue interest at the time the loan is modified, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

        ii. For those classified as non-accrual, disclose your policy regarding how many payments the borrower must make on the restructured loan before it is returned to accrual status;

    e. Provide a more detailed narrative disclosure addressing success with the different types of concessions offered on your modified commercial and mortgage loans; and

    f. If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether a portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that a part of the amount is reflected within interest income, the amount of interest income recognized should be disclosed (ASC 31010-45).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3437 with any other questions.

                Sincerely,

                Michael C. Volley
                Staff Accountant